Mail Stop 4561

November 5, 2007

Philip L. Hawkins
518 17th Street, Suite 1700
Denver, Colorado 80202

> **Re: DCT Industrial Trust Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **File No. 001-33201**

Dear Mr. Hawkins:

We have reviewed your response letter dated October 16, 2007, and have the following additional comments.

Form 10-K

Item 15. Exhibits, Financial Statement Schedules, page 67

Note 13 - Internalization, page F-38

1.   We have read and considered your response to comment four. Please further clarify how EITF 04-1 was applied in determining the settlement amount for the cancellation of the Advisory Agreement in the acquisition of your Former Advisor. As previously requested please tell us the related amounts and how the following amounts were determined: (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items and (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. Your response indicates that the $80 million charge was considered to be the settlement amount, but it does not state that it was a stated settlement amount in the contract.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant